

October 28, 2011

Via E-mail
Michael R. Stanfield
Chief Executive Officer
Intersections, Inc.
3901 Stonecroft Blvd.
Chantilly, VA 20151

> **Re: Intersections, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 000-50580**

Dear Mr. Stanfield:

We have reviewed your letter dated October 6, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2011.

General

1.   In response to prior comment 1, you state that you believe the company is not required to file the earnings releases under Item 2.02 of Form 8-K as they did not contain any material nonpublic information regarding any previously completed fiscal period. However we note prominent non-GAAP financial measures included in the earnings releases that are not included in the respective periodic filings. Please provide further support for your assertion that the earnings releases did not include any material non-public information regarding your results of operations or financial condition for a completed fiscal period, such that they were not required to be furnished under Item 2.02 of Form 8-K.

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note your response to our prior comment 2 and the copy of the signed opinion provided with your response letter. However, you need to amend your Form 10-K to include the properly signed report pursuant to the Rule 2-02(a) of Regulation S-X. We refer you also to CAQ Alert 2011-04.

Note 18. Commitments and Contingencies

Legal proceedings, page F-30

3.   We note your proposed disclosure in response to our prior comment 4. We further note you believe that no loss is probable in these matters. Please revise your proposed disclosure to address whether there are probable and reasonably estimable losses and how those are accounted for once known. Also, while we note that you are currently unable to estimate a range of possible losses in each case, please also revise your disclosures to state whether there is at least a reasonable possibility that a loss in excess of amounts accrued or not accrued may have been incurred and then state whether you are unable to estimate the range of such losses (as you currently assert) or disclose, when and if available, the estimated range of such losses or state that the estimate is immaterial to your financial statements. Please provide us with your revised draft disclosure in your response.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief